News Release 2003-21	September 29, 2003
TSX - QRL - Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE ADOPTS A SHAREHOLDER RIGHTS PLAN

Effective September 26, 2003 the Board of Queenstake Resources Ltd. (QRL:TSX) has adopted a Shareholder Rights Plan.  The Rights Plan will be presented for ratification by the Company’s shareholders at a meeting.

Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on September 29, 2003.  All common shares issued by the Company during the term of the Rights Plan will have one right represented by the certificates representing the common shares of the Company.  The term of the Rights Plan is 10 years, with a requirement for shareholder ratification in the fourth and seventh years, unless the rights are earlier redeemed or exchanged.

The Rights Plan is intended to provide the Board of Directors and the shareholders of the Company a reasonable amount of time to assess and evaluate a take-over bid, if one is made, and to enable the Board to explore and develop alternatives in order to maximize shareholder value.  The Rights Plan will also discourage unfair, abusive or coercive take over strategies.  Current Canadian securities legislation permits a hostile take-over bid to be made in as little as 35 days, giving little time for competing bids to be made.  The Company is not presently aware of any pending or threatened take-over bid for the Company.

The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company’s common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

The Rights Plan is not triggered by a bid made to all shareholders for all shares that is open for acceptance for at least 75 days.  If at least 50% of the outstanding shares have been tendered at the end of 75 days, the bidder may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to it.

The Toronto Stock Exchange has conditionally accepted the Rights Plan, subject to the ratification by the Company’s shareholders.

On behalf of the Board

“Chris Davie”

Chris Davie
President and Chief Executive Officer

For further information call:

Doris Meyer, 604-516-0566

Email – info@queenstake.com web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.